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SEC FILE NUMBER
8-48453

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cybus Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Walnut St., Ste 500
(No. and Street)

Des Moines (City) IA (State) 50309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie LaFollette 515-246-8558
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walker & Egerton
(Name — if individual, state last, first, middle name)

214 N 4th (Address) Burlington (City) IA (State) 52601 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

VA 3-18-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R. Walker swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cybus Capital Markets LLC as of December 31, 2001 ~~19~~ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



James R. Walker
Signature

CPA
Title

Julie Schwenker
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Cybus Capital Markets, LLC

December 31, 2001

Contents



James R. Walker, CPA
James A. Egerton, CPA
Kimberly D. Hunsaker, CPA
Melodee A. Walker, CPA
William F. Hesse

Walker & Egerton, P.C.
Certified Public Accountants
214 North Fourth Street
PO Box 547
Burlington IA 52601

Voice
319-752-6348
800-757-6348
Fax
319-752-8644
info@walkeregerton.com

Independent Auditor's Report

To the Members
Cybus Capital Markets, LLC

We have audited the accompanying statement of financial condition of Cybus Capital Markets, LLC, as of December 31, 2001, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position and net capital of Cybus Capital Markets, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Walker & Egerton, P.C.

January 16, 2002

Cybus Capital Markets, LLC
Statement of Financial Condition
December 31, 2001

Assets

Current assets	
Cash	$ 394,876
Accounts receivable	55,273
Prepaid expenses	17,376
Total current assets	467,525
Furniture and equipment	13,059
Investment in Cybus Capital Management, Inc.	20,313
	$ 500,897

Liabilities and Members' Equity

Current liabilities	
Accounts payable and accrued expenses	$ 2,395
Members' equity	498,502
	$ 500,897

See Notes to Financial Statements.

Cybus Capital Markets, LLC
Statement of Income
For the year ended December 31, 2001

Revenues	
Investment banking fees	$ 307,820
Management fee	1,135,000
Interest income	7,670
Total revenues	1,450,490
Expenses	
Contract services	180,755
Depreciation	16,690
Employee compensation	888,987
Occupancy	133,826
Travel	90,053
All other	192,668
Total expenses	1,502,979
(Loss) before equity in (loss) of Cybus Capital Management, Inc.	(52,489)
Equity in (loss) of Cybus Capital Management, Inc.	(22,240)
Net (loss)	$ (74,729)

See Notes to Financial Statements.

Cybus Capital Markets, LLC
Statement of Members' Equity
For the year ended December 31, 2001

Balance, December 31, 2000	$ 588,811
Capital contributed by new members	30,990
Net (loss)	(74,729)
Liquidation of member's interest	(46,570)
Balance, December 31, 2001	$ 498,502

See Notes to Financial Statements.

Cybus Capital Markets, LLC
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:		
Net (loss)	$	(74,729)
Adjustments to reconcile net (loss) to net cash (used) by operating activities:		
Depreciation		16,690
Allowance for doubtful accounts		(74)
Equity in loss of Cybus Capital Management, Inc.		22,240
(Increase) in accounts receivable		(47,949)
(Increase) in prepaid expenses		(2,387)
(Decrease) in accounts payable and accrued expenses		(10,979)
Net cash (used) by operating activities		(97,188)
Cash flows from investing activities:		
Purchase of furniture & equipment		(13,709)
Cash flows from financing activities:		
Members' capital contribution		30,990
Member's interest redeemed		(46,570)
Net cash (used) by financing activities		(15,580)
Net (decrease) in cash		(126,477)
Cash balance, December 31, 2000		521,353
Cash balance, December 31, 2001	$	394,876

See Notes to Financial Statements.

Cybus Capital Markets, LLC
Computation of Net Capital
December 31, 2001

Members' equity at December 31, 2001	$ 498,502
Adjustments for assets not readily converted to cash:	
Accounts receivable	(55,273)
Prepaid expenses	(17,376)
Furniture and equipment	(13,059)
Investment in Cybus Capital Management, Inc.	(20,313)
Haircut on other securities	(7,167)
Net capital at December 31, 2001	$ 385,314

No material differences exist between net capital as shown above and net capital as shown on the Company's unaudited Part IIA filing.

See Notes to Financial Statements.

Cybus Capital Markets, LLC
Notes to Financial Statements
December 31, 2001

Note 1. Summary of Significant Accounting Policies

Organization

The Company is an Iowa Limited Liability Corporation. The Company has a 100% owned subsidiary, Cybus Capital Management, Inc. These statements are intended for the use of the National Association of Securities Dealers and include only the accounts of the parent company.

Nature of Business

The Company is a broker/dealer licensed by the National Association of Security Dealers and an SIPC member. The Company provides specialty corporate finance service to middle market companies.

The Company is an employee-owned successor to MONY Capital Markets, Inc., formerly the investment banking subsidiary of Mutual of New York. The Company is headquartered in Des Moines, Iowa, with regional offices in Sacramento, California, and Denver, Colorado.

Depreciation

Depreciation is computed using the straight-line method over an estimated useful life of five years. Depreciation expense for 2001 was $16,690.

Income Taxes

The Company is considered a partnership for purposes of federal and state tax reporting. It is not a taxpaying entity, and thus no income tax expense has been recorded in the statements. Income from the Company is taxed to the members in their individual returns.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Investment in Cybus Capital Management, Inc.

The Company reports its investment in Cybus Capital Management, Inc. using the equity method of accounting.

Exemption from Customer Protection Rule

Cybus Capital Markets, LLC operates under an exemption from customer protection rule 15(c)3-3 using K2(i) as the exemption.

Note 1. Summary of Significant Accounting Policies (continued)

Cash

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Note 2. Leases

The Company leases its office facilities. The lease terms are summarized as:

Sacramento, California	$2,552 per month	Lease expires November, 2005
Des Moines, Iowa	$6,853 per month	Lease expires August, 2002
Denver, Colorado	$1,067 per month	Lease expires September, 2002
Portland, Oregon	$902 per month	Lease expires September, 2002

Rent expense for 2001 was $125,564.

Minimum annual lease payments are:

2002	-	$105,980
2003	-	32,232
2004	-	33,036
2005	-	33,840

Note 3. Investment in Cybus Capital Management, Inc.

Summary financial information of Cybus Capital Management, Inc. as of December 31, 2001 is as follows:

Assets	
Cash	$ 1,598
Income tax refunds receivable	6,365
Furniture and equipment	13,988
	$ 21,951
Liabilities and Stockholder's Equity	
Accounts payable	$ 438
Deferred income taxes	1,200
Retained earnings	20,313
	$ 21,951

Note 4. Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Des Moines, Iowa. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company's uninsured cash balances total $294,876.

Note 5. Related Party transaction

Cybus Capital Advisors, LLC is owned by the members of the Company. During the year, Advisors paid the company $950,000 for management services.

The company received management fees of $185,000 from Cybus Capital Management, Inc.

Note 6. Retirement Plan

The company maintains a 401(k) plan covering all full-time employees with more than one year of service. The company made matching contributions of $18,680.



James R. Walker, CPA
James A. Egerton, CPA
Kimberly D. Hunsaker, CPA
Melodee A. Walker, CPA
William F. Hesse

Walker & Egerton, P.C.
Certified Public Accountants
214 North Fourth Street
PO Box 547
Burlington IA 52601

Voice
319-752-6348
800-757-6348
Fax
319-752-8644
info@walkeregerton.com

To the Members
Cybus Capital Markets, LLC

In planning and performing our audit of the financial statements of Cybus Capital Markets, LLC for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. However, we noted certain matters that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Cybus Capital Markets, LLC is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control. The concentration of closely related duties and responsibilities, including the recording and processing of cash receipts, preparing checks, preparing journals and general financial information for ledger posting and analyzing financial information by a small staff makes it impossible to establish an adequate system of automatic internal checks on the accuracy and reliability of the accounting records. While we do recognize that the Company is not large enough to permit a segregation of duties for an effective system of internal accounting control in all respects, we believe that it is important that management be aware that the condition does exist.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we believe that the lack of adequate separation of duties is not a material weakness.

This report is intended solely for the information and use of the board of directors, management, and the National Association of Security Dealers.

Walker & Egerton, P.C.

January 16, 2002